MAIL STOP 3561

									October 21, 2005

Mr. Brian Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Amendment No. 3 Filed September 16, 2005

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment two from our letter of July 22, 2005.
Please
provide the staff with executed, dated copies of all applications, including supplemental materials and proofs of filing and receipt, made to the TTB and California ABC. We note your counsel`s response that, "In light of [the Company`s] response to Comment No. 1 and the fact that all regulatory approvals have been obtained and the acquisition consummated, [the Company] would respectfully submit that further inquiry into the matter of the Company`s regulatory submissions is moot."

However, in light of the Company`s history of responding to this issue and because it appears from the California Department of Alcoholic Beverage Control ("California ABC") website that the license issued to Golden West Brewing Company was issued with "Operating Restrictions," whereas the license appears to have had no such restrictions when issued to Butte Creek Brewing Company LLC, we reissue our previous comment.

2. In connection with the preceding comment, please advise the staff of the full extent of "Operating Restrictions" placed on California
ABC License Number 425397 and revise your disclosure to discuss the full extent of such restrictions.

3. Please file the red-lined version of the amendment in addition to,
rather than in place of, the regular version of the amendment.
The
latest amendment on Edgar only consisted of the red-lined version. Furthermore, please clearly mark the changes made in the red-lined
version rather than using   to mark sections changed.  For
assistance with this matter, please call the SEC`s EDGAR Filer Support Branch at (202) 551-8900 and ask to speak with the technical support team. It appears that the coding contained in the document might not be placed in the locations necessary to reflect the changes made.

4. We note the most recent amendment includes center justification for the margins. Left-justification is the most easily readable format. Consider revising.

Summary, page 1

5. We note your disclosure that you "completed" the acquisition of Butte Creek on August 31, 2005. We also note the statement contained in Exhibit A to the Assignment and Assumption Agreement effective as of August 31, 2005 that a detailed schedule of liabilities assumed by
Golden West would be prepared by Butte Creek and approved by Golden
West no later than September 30, 2005. Please advise the staff as to whether such schedule has been prepared and approved. If it has, please file the final version as an exhibit with your next amendment.

Risk Factors, page 6

6. Please revise the subheading to risk factor nine to clarify that the loan to third parties is actually to related parties, and name these related parties in the risk factor narrative.

7. We reissue comment 11 from our letter of July 22, 2005. Please avoid the generic conclusion you make in several of your risk factors that the risk discussed would adversely affect your business or operations, impact revenue, or that your operations may suffer.
We
direct your attention to risk factors 2, 5, 6, 7, 12, 16, 19, 21, and
22. Instead, please replace this language with specific disclosure of how your business would be affected as well as putting the risk in context by making the magnitude of the risk clear.

Management`s Discussion and Analysis or Plan of Operation, page 25

8. We reissue comment 24 from our letter of July 22, 2005. We note the shortage of hops in the second quarter of 2005. Please clarify whether you anticipate future shortages of hops. Also, discuss in greater detail the impact the shortage of hops has had or will have on your business. Currently you simply state this further impaired your limited working capital. Did this increase the price you paid for hops? Did this decrease production? Please clarify.

9. We reissue comment 25 from our letter of July 22, 2005. Please discuss the impact your lack of inventory controls has had to date or may have in the future on your business and operations.

10. We note your belief that sales can be increased with increased market penetration. Clearly state that investors should not place undue certainty upon such projections.

11. Please expand your disclosure regarding the increase in other operating expenses for the interim period in 2005.

12.
Reconcile the disclosure on page 29 that "the net proceeds of the minimum offering should satisfy our working capital requirements for approximately five months; if the maximum offering is sold, the proceeds should be sufficient to satisfy our additional working capital needs for 12 months" with the disclosure in the use of proceeds section.

13. Name the three entities that provided the $125,000 loans and disclose the date of the loan agreement. Disclose the material terms of the loans, such as the due date and any interest.

Business, page 33

14. Please disclose the number of shares that were issued in the acquisition. Currently the disclosure indicates that you issued an aggregate of up to 200,000 shares of common stock.

15. We note your supplemental response to comment 32 from our letter of July 22, 2005 that your risk factors adequately reflect the absence of agreements with suppliers. Currently the disclosure only indicates that you do not have any long-term contracts for your suppliers. Please disclose in this section and clarify what you mean by long-term contracts. Disclose the types of contracts you do have and explain why you do not feel these are material contracts. Revise the risk factor subheading to risk factor 22, as appropriate. We may have further comment.

16. Name the three distributors that accounted for 25.4% of your sales for 2004. Provide similar disclosure for the interim period of
2005. Also, please reconcile with the disclosure in the sales and distribution section, which indicate that 25% of sales for the interim period of 2005 were attributable to Mountain People`s Warehouse and Ray`s is the Place. Also, we note that you have written agreements with the wholesale distributors. The statement that you have no commitments or agreements from any of your distributors or customers contradicts the statement that "we have written distribution agreements with all of our wholesale distributors." The agreements with your major distributors are material and should be filed as exhibits.


Trademarks and Intellectual Property, page 41

17. We reissue comment 35 from our letter of July 22, 2005. We note your filing of the Trademark Assignment Agreement as an exhibit to the Registration Statement. Please file a final, dated (complete with month and day) and executed copy of the agreement. We may have further comment. Disclose whether any consideration was paid as part of the assignment. Again, contrary to your counsel`s response letter, a conformed copy of the amendment was not filed.

Facilities, page 44

18. We note that the monthly rent amount goes up in July 2006.
Please disclose the amount that will be paid monthly after July
2006.
Also, clarify that the monthly rent may be increased if the Consumer
Price Index increases.

Management, page 45

19. Please update your disclosure with respect to the status of the
Mr. Power`s appeal of the SEC`s finding that Mr. Power had violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule
10(b)(5).

Certain Relationships and Related Transactions, page 51

20. We note that the certificates evidencing the 400,000 shares issued to five investors for certain assets acquired from Alta Group have not yet been issued, even though the exchange occurred in December 2003. We also note your supplemental response to comment 37 from our letter of July 22, 2005, that you have not issued the certificates for any of the common stock issued to date. Please discuss any possible liability that may result from the company`s failure to issue the certificates to date, such as any breaches of contractual obligations.

The Offering, page 55

21. We reissue comment six from our letter of July 22, 2005. Please remove the reference on page 54 as to the minimum being on an "all-or-none" basis. The offering appears to be a best efforts offering on a minimum-maximum basis and the reference to "all-or-none" could be confusing.

22. With reference to your responses to comments 40 and 41 from our letter of July 22, 2005, we have referred your filing to the Division of Market Regulation. Additional comments will be forthcoming.

23. Disclose the material terms of the escrow agreement. For example, discuss the fee to be paid to the escrow agent.

Additional Information, page 59
24. Please note the Commission`s new address:

100 F Street, NE
Washington, DC 20549

Financial Statements
Audit Report, page F-3

25. We note your responses to prior comments 44 and 45. As the previously filed financial statements are publicly available through your SEC filings, we believe that the revision to the financial statements constitutes a restatement that should be disclosed in a footnote to the financial statements as well as the independent auditor`s report. Please discuss with your independent accountant, and revise the financial statements and related audit report accordingly.

Note 11 - Subsequent Events, page F-17

26. We note your disclosure regarding the borrowings totaling
$125,000 that occurred between March and September 2005. Please revise your disclosure to clarify the amount of these borrowings that was outstanding at June 30, 2005.

Part II
Exhibits

27. We partially reissue comment 48 from our letter of July 22, 2005.
Please file an executed and dated copy of the July 31, 2005 Amendment to the Asset Purchase and Sale Agreement, referenced in the Assignment and Assumption Agreement filed as an exhibit with your last amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.



						Sincerely,



						John Reynolds
	Assistant Director



cc:	Clifford L. Neuman
Fax:  (303) 449-1045